                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 4)*


                                   ePLUS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    55305V107
                                 (CUSIP Number)

                                BARRY E. JOHNSON
                             THAYER CAPITAL PARTNERS
                    1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                             WASHINGTON, D.C. 20004
                                 (202) 371-0150
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                DECEMBER 14, 2001
             (Date of Event Which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

                        (Continued on following pages)

                              (Page 1 of 11 Pages)
----------------
             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 2 OF 11 PAGES
-------------------                            --------------------

-------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TC Plus, LLC (formerly know as TC Leasing, LLC)

--------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) | |
                                                                                    (b) | |
--------------------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                              | |

--------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
       NUMBER OF        --------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH           --------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                        --------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                        | |

--------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------------------

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 3 OF 11 PAGES
-------------------                            --------------------

-------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Thayer Equity Investors III, L.P.

--------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) | |
                                                                                    (b) | |
--------------------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                              | |

--------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
       NUMBER OF        --------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH           --------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                        --------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        | |

--------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------------------

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 4 OF 11 PAGES
-------------------                            --------------------

-------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TC Equity Partners, L.L.C.

--------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) | |
                                                                                    (b) | |
--------------------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                              | |

--------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
       NUMBER OF        --------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH           --------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                        --------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                        | |

--------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------------------

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 5 OF 11 PAGES
-------------------                            --------------------

-------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Frederic V. Malek

--------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) | |
                                                                                    (b) | |
--------------------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                              | |

--------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
       NUMBER OF        --------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH           --------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                        --------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        | | Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.

--------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------------------

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 6 OF 11 PAGES
-------------------                            --------------------

-------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Carl J. Rickertsen

--------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) | |
                                                                                    (b) | |
--------------------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                              | |

--------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
       NUMBER OF        --------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH           --------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                        --------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        | | Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------------------

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 7 OF 11 PAGES
-------------------                            --------------------

-------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Paul G. Stern

--------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) | |
                                                                                    (b) | |
--------------------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                              | |

--------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              0
       NUMBER OF        --------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY               0
         EACH           --------------------------------------------------------------------
      REPORTING         9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                 0
                        --------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        | | Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------------------

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 8 OF 11 PAGES
-------------------                            --------------------


               This Amendment No. 4 to Schedule 13D relating to the common stock, par value $0.01 per share (the "Common Stock"), of ePlus, Inc., a Delaware corporation (the "Company"), is being filed on behalf of (i) TC Plus, LLC, a Delaware limited liability company ("Plus"), (ii) Thayer Equity Investors, III, L.P., a Delaware limited partnership ("Thayer"), (iii) TC Equity Partners, L.L.C., a Delaware limited liability company ("Equity"), (iv) Frederic
V. Malek, (v) Carl J. Rickersten, and (vi) Paul G. Stern. This Amendment No. 4 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on November 2, 1998 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D, as amended.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 is hereby amended and supplemented by adding the following thereto:

               On December 14, 2001, Plus sold 125,000 shares of Common Stock of the Company on the open market at a price of $9.90 per share generating gross proceeds of $1,237,500 and on December 17, 2001, Plus sold 890,014 shares of Common Stock of the Company in a privately negotiated transaction at a price of $9.40 per share generating gross proceeds of $8,366,131.60 (collectively, the "Recent Sales"). As a result of the Recent Sales, the Reporting Persons do not hold any ownership interest in the Company.

ITEM 5.        INTEREST IN SECURITIES OF THE COMPANY.

               Item 5 is hereby amended to state in its entirety as follows:

     (a)-(b) The aggregate number and percentage of outstanding shares of Common Stock beneficially owned by each of the Reporting Persons are set forth below.

                     Name of                           Number of Shares         Percent of Outstanding
               Beneficial Owner                      Beneficially Owned             Shares Owned
               ----------------                      ------------------         ---------------------

               TC Plus, LLC                                   0                           0.0%

               Thayer Equity Investors III, L.P. (1)          0                           0.0%

               TC Equity Partners, L.L.C. (2)                 0                           0.0%

               Frederic V. Malek                              0                           0.0%

               Carl J. Rickertsen                             0                           0.0%

               Paul G. Stern                                  0                           0.0%

               ---------------------

               (1) Thayer is the managing member of Plus.

               (2) TC Equity is the sole general partner of Thayer and had sole voting and investment power with respect to shares of Common Stock held of record by Plus.


     (c) On December 14, 2001, Plus sold 125,000 shares of Common Stock of the Company on the open market at a price of $9.90 per share generating gross proceeds of $1,237,500 and on December 17, 2001, Plus sold 890,014 shares of Common Stock of the Company in a privately negotiated transaction at a price of $9.40 per share generating gross proceeds of $8,366,131.60. As a result of the Recent Sales, the Reporting Persons do not hold any ownership interest in the Company.

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 9 OF 11 PAGES
-------------------                            --------------------


     (d)       Not applicable.

     (e) The Reporting Persons ceased to be the beneficial owners of over 5% of the Common Stock of the Company on December 17, 2001.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.           TITLE
-----------           -----

      1               Joint Filing Agreement, dated October 30, 1998, among TC Leasing, LLC, Thayer Equity
                      Investors III, L.P., TC Equity Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen
                      and Paul G. Stern.*

      2               Joint Filing Agreement, dated December 22, 1999, among TC Leasing, LLC, Thayer Equity
                      Investors III, L.P., TC Equity Partners, L.L.C., Frederic V. Malek, Carl J.
                      Rickertsen and Paul G. Stern.**

      3               Joint Filing Agreement, dated January 11, 2002, among TC Plus, LLC, Thayer Equity
                      Investors III L.P., TC Equity Partners, L.L.C., Frederic V. Malek, Carl J.
                      Rickertsen and Paul G. Stern.

      4               Power of Attorney dated July 15, 2001.

------------------
* Incorporated by reference to Exhibit 1 to the Schedule 13D of the Reporting Persons with respect to the Common Stock of the Company, filed on November 2, 1998.

** Incorporated by reference to Exhibit 1 to the Schedule 13D of the Reporting Persons with respect to the Common Stock of the Company, filed on December 23, 1999.

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 10 OF 11 PAGES
-------------------                            --------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          Dated: January 11, 2002

THAYER EQUITY INVESTORS III, L.P.,                        TC PLUS, LLC,
a Delaware limited partnership                            a Delaware limited liability company

By:     TC Equity Partners, L.L.C.,
        a Delaware limited liability company,                        /s/ Barry E. Johnson
        its General Partner                                        ---------------------------
                                                                     Barry E. Johnson
                                                                     Authorized Representative
               /s/ Barry E. Johnson
        ------------------------------------
               Barry E. Johnson
               Secretary, Treasurer and
               Chief Financial Officer


TC EQUITY PARTNERS, L.L.C.,
a Delaware limited liability company

               /s/ Barry E. Johnson
        ------------------------------------
               Barry E. Johnson
               Secretary, Treasurer and
               Chief Financial Officer



        /s/ Barry E. Johnson                                         /s/ Barry E. Johnson
--------------------------------------------                     ----------------------------
FREDERIC V. MALEK                                                      CARL J. RICKERTSEN
By:     Barry E. Johnson                                               By: Barry E. Johnson
        Attorney-in-fact                                               Attorney-in-fact


        /s/ Barry E. Johnson
--------------------------------------------
PAUL G. STERN
By:     Barry E. Johnson
        Attorney-in-fact

-------------------                            --------------------
CUSIP NO. 55305V107           13D/A            PAGE 11 OF 11 PAGES
-------------------                            --------------------


                                  EXHIBIT LIST

EXHIBIT NO.           TITLE
-----------           -----
      1               Joint Filing Agreement, dated October 30, 1998, among TC Leasing, LLC, Thayer Equity
                      Investors III, L.P., TC Equity Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen
                      and Paul G. Stern.*

      2               Joint Filing Agreement, dated December 22, 1999, among TC Leasing, LLC, Thayer Equity
                      Investors III, L.P., TC Equity Partners, L.L.C., Frederic V. Malek, Carl J.
                      Rickertsen and Paul G. Stern.**

      3               Joint Filing Agreement, dated January 11, 2002, among TC Plus, LLC, Thayer Equity
                      Investors III L.P., TC Equity Partners, L.L.C., Frederic V. Malek, Carl J.
                      Rickertsen and Paul G. Stern.

      4               Power of Attorney dated July 15, 2001.


------------------
* Incorporated by reference to Exhibit 1 to the Schedule 13D of the Reporting Persons with respect to the Common Stock of the Company, filed on November 2, 1998.

** Incorporated by reference to Exhibit 1 to the Schedule 13D of the Reporting Persons with respect to the Common Stock of the Company, filed on December 23, 1999.